Exhibit 95.1

MINE SAFETY DISCLOSURES

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information.  Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator must abate the alleged violation.  In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected.  When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay.  Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.  The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

The below table reflects citations and orders issued to FMSA by MSHA during the third quarter of the fiscal year from July 1, 2017 to September 30, 2017.  The proposed assessments were obtained from the MSHA data retrieval system.  The tables below do not include any orders or citations issued to independent contractors at our mines.

		Section		Section			Proposed
		104	Section	104(d)	Section	Section	Assessments(7)
	Mine ID	S&S	104(b)	Citations	110(b)(2)	107(a)	($, amounts
Mine(1)	Number	Citations(2)	Orders(3)	& Orders(4)	Violations(5)	Orders(6)	in dollars)
Best Sand	33-00015	1	-	-	-	-	-
Brewer Sand	23-02364	-	-	-	-	-	116
Hager City	47-03520	1	-	-	-	-	330
Shakopee Sand	21-03769	1	-	-	-	-	822
Voca Sand	41-04746	2	-	-	-	-	6,426
Wedron Silica	11-01578	1	-	-	-	-	8,998
TOTALS		6	-	-	-	-	16,692

(1)

The definition of a mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities.  Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine.  MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities.  We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

(2)

Mine Act section 104 S&S citations shown above are for alleged violations of mandatory health or safety standards that could significantly and substantially contribute to a mine health and safety hazard.  It should be noted that, for purposes of this table, S&S citations that are included in another column, such as Section 104(d) citations, are not also included as Section 104 S&S citations in this column.

(3)	Mine Act section 104(b) orders are for alleged failures to totally abate a citation within the time period specified in the citation.
(4)

Mine Act section 104(d) citations and orders are for an alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with mandatory health or safety standards.

(5)

Mine Act section 110(b)(2) violations are for an alleged “flagrant” failure (i.e., reckless or repeated) to make reasonable efforts to eliminate a known violation of a mandatory safety or health standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

(6)

Mine Act section 107(a) orders are for alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated and result in orders of immediate withdrawal from the area of the mine affected by the condition.

(7)

Represents the total dollar value of the proposed assessment from MSHA under the Mine Act including those citations and orders that are not required to be included within the above chart. Specific orders and/or citations for a Mine may not have had assessments posted to the MSHA data retrieval system or made available to the Company by MSHA.

Pending Legal Actions.  The number of legal actions pending before the Federal Mine Safety and Health Review Commission as of September 30, 2017 that fall into each of the following categories is as follows:

			Received Notice
			of Pattern of	Legal Actions
		Mining	Violations under	Pending as of	Legal Actions	Legal Actions
	Mine ID	Related	Section 104(e)	Last Day	Initiated	Resolved
Mine	Number	Fatalities	(yes/no)(8)	of Period	during Period	during Period
Voca Sand	41-04746	-	-	-	-	2
Wedron Silica	11-01578	-	-	2	-	-
TOTALS		-	-	2	-	2

(8)

Mine Act section 104(e) written notices are for an alleged pattern of violations of mandatory health or safety standards that could significantly and substantially contribute to a mine safety or health hazard.

					Complaints of	Applications
		Contests of	Contests of		Discharge/	for	Appeals of
	Mine ID	Citations	Proposed	Complaints for	Discrimination/	Temporary	Judges
Mine	Number	& Orders	Penalties	Compensation	Interference	Relief	Rulings
Bay City	47-03519	-	-	-	-	-	-
Best Sand	33-00015	-	-	-	-	-	-
Best Southern	33-03877	-	-	-	-	-	-
Brewer Sand	23-02364	-	-	-	-	-	-
Hager City	47-03520	-	-	-	-	-	-
Maiden Rock	47-03110	-	-	-	-	-	-
Menomonie	47-03512	-	-	-	-	-	-
Readfield	47-03534	-	-	-	-	-	-
Shakopee Sand	21-03769	-	-	-	-	-	-
Voca Sand	41-04746	-	-	-	-	-	-
Wedron Silica	11-01578	-	-	-	-	-	-
Wexford Sand	20-01765	-	-	-	-	-	-
TOTALS		-	-	-	-	-	-